EXHIBIT 99.1

Cronos Group Inc. to Hold Conference Call on First Quarter 2018 Financial Results

TORONTO, May 9, 2018 /CNW/ - Cronos Group Inc. (NASDAQ, TSX-V: CRON) ("Cronos Group" or the "Company") will release its financial results for the first quarter ended March 31, 2018 before the market opens on May 15, 2018.

Conference Call
The Company will host a conference call with Mike Gorenstein, Chief Executive Officer, and William Hilson, Chief Financial Officer, on Tuesday, May 15, 2018 at 8:00 a.m. EST to discuss first quarter 2018 results.  The call will last approximately one hour.  Instructions for the conference call are provided below:

Conference ID: 6517419
Toll-free dial-in number: 888-231-8191
International dial-in number: 647-427-7450

Additionally, an audio replay of the conference call will be available two hours after the call's completion and until 11:59 p.m. EST on May 29, 2018.  Instructions for the audio replay are provided below:

Toll-free dial-in number: 855-859-2056
Passcode: 6517419

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations:  Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada and Original BC Ltd. (British Columbia), which is based in the Okanagan Valley.  The Company has multiple international production and distribution platforms including Germany, Israel and Australia.  The Company is rapidly expanding its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property.  Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Cronos Group Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/May2018/09/c6735.html

%CIK: 0001656472

For further information: Mike Gorenstein, Chief Executive Officer, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:00e 09-MAY-18